Exhibit 99.1

Yingli Announces Progress from Recent Meeting of the Holders of Its Medium-Term Notes

BAODING, China, June 29, 2016-- Yingli Green Energy Holding Company Limited (NYSE:YGE) (“Yingli Solar” or “Yingli”), one of the world’s leading solar panel manufacturers, today announced that, following meetings earlier this month between its subsidiary, Baoding Tianwei Yingli New Energy Company Limited (“Tianwei Yingli”), and the holders of Tianwei Yingli’s RMB1.4 billion of medium-term notes due on May 12, 2016 (the “2011 MTNs”) and remaining portion (approximately RMB[357] million) of RMB1.0 billion of medium-term notes due on October 13, 2015 (the “2010 MTNs”), Bank of Communications Co., Ltd. (“BoCom”), the lead underwriter of the 2010 MTNs and 2011 MTNs, has recently announced resolutions passed by holders of the MTNs after the meetings.

According to BoCom’s announcement, resolutions passed by holders of the MTNs mainly include the following:

•	If Tianwei Yingli is not able to fully repay the 2011 MTNs immediately, Tianwei Yingli should be asked to repay at least all of the accrued interest and one third of the principal of the 2011 MTNs immediately while Yingli Energy (China) Company Limited (“Yingli China”), another major subsidiary of Yingli, should be asked to provide joint guarantee for the remaining two-thirds of 2011 MTNs, and such remaining portion may be repaid before March 31, 2017 if the aforementioned conditions are satisfied. Tianwei Yingli should be asked to repay the principal and interest of the remaining portion of the 2010 MTNs immediately.

•	Penalty for default payments under the 2010 MTNs and 2011 MTNs should accumulate at a daily interest rate of 0.021%, which is approximately 7.6% per year.

•	Yingli China should be asked to provide joint guarantee for all of Tianwei Yingli’s payment obligations under the 2011 MTNs.

•	The holders of the MTNs should engage third-party intermediaries to help them handle subsequent matters and protect their interests and Tianwei Yingli should be asked to coordinate with the intermediaries.

•	Tianwei Yingli should be asked to provide BoCom and holders of the 2011 MTNs with detailed information about its alternative financing plans and formulate a more concrete plan for repayment of the 2011 MTNs.

•	The holders of the 2010 MTNs and 2011 MTNs reiterated their legal rights under the MTNs and reserve the right to take any further measures to protect their rights.

After BoCom’s announcement, Yingli has continued its negotiation with the holders of the remaining portion of 2010 MTNs and 2011 MTNs about revisions to the repayment schedules of the MTNs. Yingli had made significant improvement in its financial performance in the first quarter of 2016, and achieved net profit for the first time since the third quarter of 2011. Yingli is making efforts to continue to improve its financial performance and strengthen its financial position in order to repay the MTNs on a revised schedule acceptable to the holders. In addition to improving its operation and financial performance, Yingli continues to discuss with different funding sources about alternative financing plans, such as 1) introduction of strategic investors to invest into Yingli or its subsidiaries, 2) introduction of new creditors to grant new borrowings to Yingli or its subsidiaries, and 3) sales of certain long-lived assets including land use rights to obtain additional funds. Yingli expects to further discuss with the holders of the MTNs to finalize the details of these alternative financing plans and formulate a more concrete plan for repayment of the MTNs pursuant to request of the holders..

About Yingli Solar

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as "Yingli Solar" or “Yingli”, is one of the world's leading solar panel manufacturers. Yingli's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli has more than 30 regional subsidiaries and branch offices and has distributed more than 15 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli's filings with the U.S. Securities and Exchange Commission. Yingli does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Jean Tian

Investor Relations Director

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com